[Virtus Letterhead]

February 16, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:    Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 41

Dear Mr. Thompson:

Thank you for your additional telephonic comments on December 9, 2010 to our comment response letter filed on December 8, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s additional comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(a) later today.

Comment 1.    Regarding your response to Comments 4 and 10, please definitively state the fund’s concentration policy, thereby removing the concept of choice expressed in the phrase “The fund will, from time to time, concentrate its investments…”. Please also provide more detailed disclosure in the section “More Information About Investment Objective and Principal Investment Strategies” regarding the types of issuers in which the fund will invest.

Response 1.    We have made the requested changes. (Please see revised pages provided with this letter.)

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Securities and Exchange Commission

February 16, 2011

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

Virtus Global Commodities Stock Fund

Investment Objective

The fund has an investment objective of seeking capital appreciation.

Fees and Expenses

The tables below illustrate all fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and under “Sales Charges” on page 11 of the fund’s prospectus and “Alternative Purchase Arrangements” on page xx of the fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C		Class I
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None		None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%	(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	1.00%	1.00%	1.00%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses(b)	0.73%	0.73%	0.73%
Total Annual Fund Operating Expenses	1.98%	2.73%	1.73%
Less: Expense Reimbursement(c)	(0.33%)	(0.33%)	(0.33%)
Total Annual Fund Operating Expenses After Expense Reimbursement	1.65%	2.40%	1.40%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.

(b)	Estimated for current fiscal year.

(c)	The fund’s investment adviser and subadviser have contractually agreed to limit the fund’s total operating expenses (excluding interest, taxes and extraordinary expenses) so that such expenses do not exceed 1.65% for Class A Shares, 2.40% for Class C Shares and 1.40% for Class I Shares through December 31, 2011. Following the contractual period, the adviser and subadviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser and subadviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated. It shows your costs if you sold your shares at the end of the period or continued to hold them. The example also assumes that your investment has a 5% return each year, that the fund’s operating expenses remain the same and the expense reimbursements remain in place for the period indicated. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held	$734	$1,068
Class C	Sold	$344	$751
	Held	$244	$751
Class I	Sold or Held	$144	$446

Portfolio Turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance.

Investments, Risks and Performance

Principal Investment Strategies

The fund offers investors exposure to commodities-related equity securities located throughout the world, including issuers in emerging market countries. Under normal circumstances, the fund invests globally at least 80% of its assets in securities of companies principally engaged in the base metals, precious metals, energy, and agriculture group of industries. The fund will concentrate its investments in this commodities-related group of industries. The fund is a non-diversified portfolio and will consist primarily of common and preferred stocks, but may contain commodity-related exchange-traded funds (ETFs) and commodities-linked notes. The fund will primarily hold securities of companies listed

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Virtus Global Commodities Stock Fund

on global securities exchanges or quoted on established over-the-counter markets, or American Depositary Receipts (“ADRs”). The fund typically invests in the securities of medium to large capitalization companies, but it is not limited to investing in the securities of companies of any particular size.

Under normal circumstances, the fund will hold a significant portion of its assets in non-U.S. issuers. The fund intends to diversify its investments among countries and normally have represented on the portfolio business abilities of a number of different countries. In determining the “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Principal Risks

The fund may not achieve its objectives, and it is not intended to be a complete investment program. The value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money. Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected, and investments may fail to perform as the adviser expects. As a result, the value of your shares may decrease. The principal risks of investing in the fund are:

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Commodities Concentration Risk. The risk that events negatively affecting the base metals, precious metals, energy and agriculture industries in which the fund focuses its investments will cause the value of the fund’s shares to decrease, perhaps significantly. Since the fund concentrates its assets in commodities-related investments, the fund is more vulnerable to conditions that negatively affect commodities-related companies and investments as compared to a fund that is not significantly invested in such companies.

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Commodities-Linked Investing. The risk that performance of the overall commodities markets and other factors affecting the value of commodities, including weather, disease, and political, tax and other regulatory developments, will affect the performance of commodities-linked notes and related investments.

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Commodities-Related Investment Risk. The risk that conditions negatively impacting the business or operations of the commodities-related companies in which the fund invests will cause the value of the fund’s shares to decrease.

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Emerging Market Investing Risk. The risk that prices of emerging markets securities will be more volatile, or will be more greatly affected by negative conditions, than those of their counterparts in more established foreign markets.

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Equity Securities Risk. The risk that events negatively affecting issuers, industries or financial markets in which the fund invests will impact the value of the stocks held by the fund and thus, the value of the fund’s shares over short or extended periods. Investments in small and medium-sized companies may be more volatile than investments in larger companies.

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Exchange-Traded Funds (ETFs) Risk. The risk that the value of an ETF will be more volatile than the underlying portfolio of securities the ETF is designed to track, or that the costs to the fund of owning shares of the ETF will exceed those the fund would incur by investing in such securities directly.

>	Foreign Investing Risk. The risk that the prices of foreign securities may be more volatile than those of their domestic counterparts.

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Market Volatility Risk. The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

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Non-Diversification Risk. The risk that the fund will be more susceptible to factors negatively impacting the securities in its portfolio to the extent that each such security represents a significant portion of the fund’s assets.

For a more detailed description of the above risks, see “More Information About Risks Related to Principal Investment Strategies” in this prospectus.

Performance Information

The fund has not had a full calendar year of operations; therefore, performance information in not shown.

Management

The fund’s investment adviser is Virtus Investment Advisers, Inc.

The fund’s subadviser is Harris Investment Management, Inc. (“Harris”), with Coxe Advisors, LLP (“Coxe Advisors”) serving as sub-subadviser.

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More Information About Fund Expenses

VIA and Harris have agreed to contractually limit the total operating expenses (excluding interest, taxes, extraordinary expenses and acquired fund fees and expenses, if any) of the fund so that such expenses do not exceed, on an annualized basis, the amounts indicated in the following table.

	Class A Shares	Class C Shares	Class I Shares	Through Date
Virtus International Equity Fund	1.65%	2.40%	1.40%	March 31, 2012

Following the contractual period, VIA and Harris may discontinue these arrangements at any time. Under certain conditions, VIA and Harris may recapture operating expenses reimbursed under these expense limitation arrangements for a period of three years following the end of the fiscal period in which such reimbursement occurred.

More Information About Investment Objectives and Principal Investment Strategies

Non-Fundamental Investment Objective:

The fund has an investment objective of seeking capital appreciation. There is no guarantee that the fund will achieve its investment objective. The fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval upon 60 days notice.

Principal Investment Strategies:

Under normal circumstances, the fund invests at least 80% of the assets in securities of companies principally engaged in the base metals, precious metals, energy, and agriculture group of industries. The fund will concentrate its investments in this commodities-related group of industries.

These companies may include, for example:

•	mining companies that focus on minerals, and steel companies;

•	mining companies that focus on gold and/or silver and companies producing diamonds, platinum and palladium;

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oil and gas producers, integrated oil companies and refiners, drillers, oil service and geophysical companies, producers of coal and uranium, issuers engaged in transportation of fuels, nuclear electrical generating companies, manufacturers of electrical generating equipment and developers of alternative fuels and electrical generating systems;

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fertilizer companies, farm equipment companies, seed companies, agriculture chemical companies, meat and dairy producers, grain processors, issuers engaged in rural infrastructure development, including irrigation and transportation, and in general, issuers whose businesses are tied to the production and delivery of feeds and foods, biofuels and natural fibers.

The fund is a non-diversified portfolio and will consist primarily of common and preferred stocks, but may contain commodity-related ETFs and commodities-linked notes. The fund will primarily hold securities of companies listed on global securities exchanges or quoted on established over-the-counter markets, or American Depositary Receipts (“ADRs”). The fund typically invests in the securities of medium to large capitalization companies, but it is not limited to investing in the securities of companies of any particular size.

The subadviser invests based on the belief that investing in commodities producer equities offers higher returns than investing directly in physical or commodities futures. The subadviser believes that as demand for end products increases, the underlying price of the commodities used to produce the end product will increase as they become more scarce.

The subadviser first determines sector weights by identifying current global investment themes and the commodities that benefit from those themes. The four sectors examined are base metals, precious metals, energy and agriculture.

4	Virtus Global Commodities Stock Fund

More Information About Risks Related to Principal Investment Strategies

The fund may not achieve its objectives, and is not intended to be a complete investment program.

Generally, the value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money.

Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected and investments may fail to perform as the adviser or subadviser expects. As a result, the value of your shares may decrease.

Specific risks of investing in the fund are described in detail below.

Commodities and Commodities-Linked Investing Risk

Investments by the fund in commodities or commodities-linked instruments may subject the fund’s portfolio to greater volatility than investments in traditional securities. The value of commodities-linked instruments may be affected by overall market movements, changes in interest rates or factors affecting a particular industry or commodities, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. Individual commodities prices can fluctuate widely over short time periods. Commodities investments typically do not have dividends or income and are dependent on price movements to generate returns. Commodities price movements can deviate from equity and fixed income price movements. The means by which the fund seeks exposure to commodities, may be limited by the fund’s intention to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Equity Securities Risk

Generally, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, equity securities will respond to events that affect entire financial markets or industries (such as changes in inflation or consumer demand) and to events that affect particular issuers (such as news about the success or failure of a new product). Equity securities also are subject to “stock market risk,” meaning that stock prices in general may decline over short or extended periods of time. When the value of the stocks held by the fund goes down, the value of the fund’s shares will be affected.

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Large Market Capitalization Companies. The risk that the value of investments in larger companies may not rise as much as smaller companies, or that larger companies may be unable to respond quickly to competitive challenges, such as changes in technology and consumer tastes.

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Small and Medium Market Capitalization Companies. Small and medium-sized companies often have narrower markets, fewer products or services to offer, and more limited managerial and financial resources than larger, more established companies. As a result, the performance of small and medium-sized companies may be more volatile, and they may face a greater risk of business failure, which could increase the volatility and risk of loss to the fund.

Exchange-Traded Funds (ETFs)

ETFs invest in a portfolio of securities designed to track a particular market segment or index. The risks associated with investing in ETFs generally reflect the risks of owning shares of the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities. Assets invested in ETFs incur a layering of expenses, including operating costs and advisory fees that fund shareholders indirectly bear; such expenses may exceed the expenses the fund would incur if it invested directly in the underlying portfolio of securities the ETF is designed to track. Shares of ETFs trade on a securities exchange and may trade at, above, or below their net asset value.

Foreign Investing Risks

Investing in securities of non-U.S. companies involves special risks and considerations not typically associated with investing in U.S. companies, and the values of non-U.S. securities may be more volatile than those of U.S. securities.

6	Virtus Global Commodities Stock Fund